NO ACT

P.E.
02/05/2014

[redacted]

14005275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 05 2014

Washington, DC 20549

February 5, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-5-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company

Dear Ms. Ising:

This is in regard to your letter dated February 5, 2014 concerning the shareholder proposal submitted by the Sisters of St. Francis of Philadelphia, The Needmor Fund, the Missionary Oblates of Mary Immaculate, the Sisters of St. Joseph of Orange, the Libra Fund and the Marianist Province of the U.S. for inclusion in Wells Fargo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Wells Fargo therefore withdraws its December 23, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Nora M. Nash, OSF
The Sisters of St. Francis of Philadelphia
nnash@osfphila.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

February 5, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of the Sisters of St. Francis of Philadelphia et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2013, Wells Fargo & Company ("Wells Fargo" or the "Company") requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that Wells Fargo could exclude from its proxy statement and form of proxy for Wells Fargo's 2014 Annual Meeting of Stockholders a proposal (the "Proposal") and statements in support thereof submitted by the Sisters of St. Francis of Philadelphia, The Needmor Fund, the Missionary Oblates of Mary Immaculate, the Sisters of St. Joseph of Orange, the Libra Fund and the Marianist Province of the U.S. (the "Proponents").

Enclosed as Exhibit A is a letter from Sister Nora M. Nash, dated January 27, 2014, withdrawing the Proposal on behalf of the Proponents. In reliance on this letter, we hereby withdraw the December 23, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Mary E. Schaffner, the Company's Senior Company Counsel and Assistant Secretary, at (612) 667-2367 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising /SR

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Wells Fargo & Company
Sr. Nora M. Nash, Sisters of St. Francis of Philadelphia
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Rev. Séamus P. Finn, OMI, Missionary Oblates of Mary Immaculate
Sr. Mary Bernadette McNulty, CSJ, Sisters of St. Joseph of Orange
Farha-Joyce Haboucha, Libra Fund
Brian Reavey, Marianist Province of the U.S.

101666701.1

GIBSON DUNN

EXHIBIT A

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

January 27, 2014

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera:

Peace and all good! We appreciate your taking the time to dialogue with us on January 23rd and felt that the information that we shared will enable ICCR members to have a better knowledge of Wells Fargo's Business Standards and Operations. We support your strong ethical standards and code of conduct.

We have decided to withdraw the original resolution that we filed on November 13, 2013 called "Report on Business Standards Review." I have informed the SEC of this withdrawal as follows:

"I am writing to inform you that I am authorized by the Sisters of St. Francis of Philadelphia to withdraw this resolution for inclusion in the 2014 proxy statement for consideration of the shareholders. Since I was the primary filer I am authorized to withdraw the resolution on behalf of the other co-filers:"

Missionary Oblates of Mary Immaculate
Libra Funds
Needmor Funds
Providence Trust
Sisters of St. Joseph of Orange

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Mary E. Schaffner, Senior Counsel and Assistant Secretary
Robert Manuel, CRA

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

-----Original Message-----
From: Sr. Mary Bernadette McNulty [mailto:mmcnulty@csjorange.org]
Sent: Tuesday, February 04, 2014 1:45 PM
To: Schaffner, Mary (Legal)
Cc: nnash@osfphila.org
Subject: Withdraw proposal

On behalf of the Sisters of St. Joseph of Orange, as co-proponent, I authorize Sr. Nora Nash , The Sisters of St. Francis of Philadelphia, as lead proponent for the stockholder proposal filed with Wells Fargo & Company regarding a business standards review for inclusion in Wells Fargo's 2014 proxy statement, to withdraw this proposal on behalf of our organization.

Sr Mary Bernadette McNulty
Sisters of St. Joseph of Orange

Sent from my iPad

Go Green! Print this e-mail only when necessary. Thank you for your help in preserving Earth's resources.

Notice from Sisters of St. Joseph of Orange:
Please note that the information contained in this message may be privileged and confidential and protected from disclosure.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

December 23, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of the Sisters of St. Francis of Philadelphia et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Wells Fargo & Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Sisters of St. Francis of Philadelphia, The Needmor Fund, the Missionary Oblates of Mary Immaculate, the Sisters of St. Joseph of Orange, the Libra Fund and the Marianist Province of the U.S. (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that the Board Commission issue a comprehensive report, made available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following, including, the timeline for changes and description of the banks [sic] review process in place to assess the effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.
>
> 1. A list of each major legal issue under investigation or settled;
> 2. The Bank's reputational credibility problem;
> 3. Rebuilding commitment to ethics by staff;
> 4. New checks and balances mandated by the Board and management addressing risk;
> 5. New structures of Board accountability and oversight;
> 6. A description of whistle blower protection measures;
> 7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

A copy of the Proposal and the supporting statement, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur with our view that the Proposal may be properly excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, it deals with the Company's legal and compliance programs, its marketing and customer relations, its general adherence to ethical business practices, and general compensation matters.

Rule 14a-8(i)(7) allows for the exclusion of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Similarly, a stockholder proposal request for a board-level review or report on areas of risk for a company does not preclude exclusion if the underlying subject matters of the risks are ordinary business. As the Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating stockholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, the Staff has continued to concur with the exclusion of stockholder proposals seeking risk reports or reviews, including reports or reviews by a company's board of directors, when the requested risk subject matters concerned ordinary business operations. For example, the proposal in *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) asked the company's board to review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The company argued that the proposal could be excluded under Rule 14a-8(i)(7), and the Staff agreed, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." *See also Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring in the exclusion of a proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters); *The Western Union Co.* (avail. Mar. 14, 2011) (concurring in the exclusion of a proposal requesting the establishment of a board risk committee and a report by the committee on how the company was monitoring and controlling particular risks, where the subject matters of the risks involved ordinary business matters); *Pfizer Inc.* (avail. Feb. 16, 2011) (concurring in the exclusion of a proposal requesting an annual assessment by the board of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to stockholders on the assessment, which involved ordinary business matters); *TJX Cos., Inc.* (avail. Mar. 29, 2011) (same); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *Lazard Ltd.* (avail. Feb. 16, 2011) (same).

Similar to the *Sempra Energy* proposal, the Proposal seeks a "comprehensive report . . . describing the steps the bank has taken to address or remedy" multiple areas of risk for the Company, including its legal issues, and "[a] description of whistle blower protection measures," the Company's "reputational credibility problem," its efforts to "[r]ebuild[] [its] commitment to ethics," and "[t]he compensation package of . . . responsible staff involved in or accountable for oversight of these scandals." As discussed in more detail below, the Proposal thereby directly implicates the Company's decisions regarding its legal compliance program, its marketing and customer relations, its general adherence to ethical business practices, and general compensation matters. The Staff has concurred with the exclusion of stockholder proposals regarding each of these topics on ordinary business grounds.

Furthermore, even if the Proposal also touches upon a significant policy issue, it remains excludable under Rule 14a-8(i)(7) due to its inclusion of these ordinary business matters. *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that Intel may exclude the proposal under [R]ule 14a 8(i)(7), as relating, in part, to Intel's ordinary business operations"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Legal Compliance Program.

The Proposal's request that the report include "[a] list of each major legal issue under investigation or settled," as well as "[a] description of whistle blower protection measures," directly implicates the Company's legal compliance program. The Staff has consistently recognized stockholder proposals relating to a company's legal compliance program as excludable under Rule 14a-8(i)(7) for infringing on management's core function of overseeing ordinary business practices. For example, in *ConocoPhillips* (avail. Feb. 23, 2006), the proposal sought a board report on potential legal liabilities arising from alleged omissions from the company's prospectus. The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to ConocoPhillips's ordinary business operations (i.e., general legal compliance program)." Likewise, in *Yahoo! Inc.* (avail. Apr. 3, 2012), the proponent sought the "due diligence and disclosure" of certain alleged misconduct and "potential abuses" related to the Yahoo! Human Rights Fund and corporate assets in Alibaba. The Staff granted no-action relief under Rule 14a-8(i)(7), stating that the proposal concerned the company's "legal compliance program," and was thus properly excludable as relating to the ordinary business operations of the company. *See also Raytheon Co.* (avail. Mar. 25, 2013) (proposal directing the board to report on the board's oversight of the company's efforts to implement the Americans with Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act was excludable because it concerned the company's legal compliance program); *Sprint Nextel Corp.* (avail. Mar. 16, 2010) (stockholder proposal calling for an explanation of the company's code of ethics and its alleged failings was excludable because it concerned the company's legal compliance program); *Yum! Brands, Inc.* (avail. Mar. 5, 2010) (proposal seeking management verification of the employment legitimacy of all employees was excludable because it concerned the company's legal compliance program); *The AES Corp.* (avail. Mar. 13, 2008) (proposal seeking an independent investigation of management's involvement in the falsification of environmental reports was excludable because it concerned the company's general conduct of legal compliance program); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and preparation of a report on the company policies for handling such incidents was excludable because it concerned the company's general legal compliance program).

Similar to the *ConocoPhillips* and *Yahoo!* proposals, the Proposal seeks a comprehensive report on "each major legal issue under investigation or settled," including a description of "steps the bank has taken to address or remedy" such issues, as well as "[a] description of whistle blower protection measures" that further promote legal compliance. These portions of the proposal seek disclosure of some of the principal components of the Company's legal compliance program. The development and implementation of policies and procedures to ensure compliance with applicable law, including the investigation and resolution of legal issues, is an integral part of the Company's day-to-day business operations. It is management's responsibility to oversee legal issues with a view to the best interests of the Company and all of its stockholders. The Proposal improperly seeks to subject this complex aspect of the Company's business operations to stockholder oversight. Accordingly, because the Proposal relates to the Company's general conduct of a legal compliance program, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To Marketing And Customer Relations.

The Proposal's request for a comprehensive report on "[t]he [b]ank's reputational credibility problem" and "steps the bank has taken to address or remedy" it directly implicates the Company's marketing and customer relations efforts. The Staff has routinely found that stockholder proposals dealing with customer relations and marketing issues relate to ordinary business and, accordingly, may be excluded under Rule 14a-8(i)(7). Precedent makes clear that the Staff views a wide spectrum of issues as customer relations matters, including the creation of reports evaluating customer relations and marketing policies, as well as the adoption of policies that govern customer relations or the establishment of committees to deal with customer relations issues. For example, in *The Coca-Cola Co.* (avail. Jan. 21, 2009, *recon. denied* Apr. 21, 2009), the proposal, concerned about the "company's reputation with consumers" and stating that "[g]ranting consumers access to better information about [the company's] products can boost consumer confidence," requested that the company prepare a report evaluating new or expanded policy options to further enhance transparency of information to consumers of bottled beverages produced by the company. The Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations (i.e., marketing and consumer relations)." Similarly, in *Dean Food Co.* (avail. Mar. 9, 2007), the Staff concurred with the exclusion of a proposal that expressed concern that the company's "[b]rand image and shareholder value [were] threatened by . . . consumer concerns and the associated widespread and increasing media coverage" of the national Organic Consumers Association boycott of the company's dairy products. The proposal requested that an independent committee review the company's policies and procedures for its organic dairy products and report to stockholders on the adequacy of those policies and procedures in protecting the company's brands and reputation and in addressing consumer and media criticism. The Staff agreed that the proposal could be excluded because it related to the company's "customer relations and decisions relating to supplier relationships." *See also Ford Motor Co.* (avail. Feb. 13, 2013) (proposal requesting that the company review dealership performance and remove dealers that are inept at repairing vehicles and show poor customer service was excludable because it concerned customer relations); *OfficeMax, Inc.* (avail. Feb. 13, 2006) (proposal requesting the establishment of a task force to benchmark policies used for handling promotional rebates provided to customers excludable because it concerned customer relations); *Bank of America Corp.* (avail. Mar. 3, 2005) (proposal requesting that the company take action and adopt a "Customer Bill of Rights" and create the position of "Customer Advocate" was excludable because it concerned customer relations); *Consolidated Edison, Inc.* (avail. Mar. 10, 2003) (proposal relating to the management of employees, interaction with customers and customer relations was excludable because it concerned customer relations); *BellSouth Corp.* (avail. Jan. 9, 2003) (proposal to correct personnel and computer errors relating to customers was excludable because it concerned management of employees and customer relations); *Verizon Communications Inc.* (avail. Jan. 9, 2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints was excludable because it concerned customer relations).

Similar to the *Coca-Cola* and *Dean Food Co.* proposals, the Proposal's supporting statement claims that the Company's reputation is in danger and that the "business is negatively affected with clients, consumers and the public." In addition, the Proposal seeks a comprehensive report on "[t]he [b]ank's reputational credibility problem" and a description of "steps the bank has taken to address or remedy" it, much like the requests found in both the *Coca-Cola* and *Dean Food Co.* proposals.

Managing the Company's reputation is a fundamental part of the Company's marketing and public relations efforts, and requires ongoing review, coordination, and monitoring of marketing and customer relation strategies across all business lines and channels to ensure a consistent customer experience and to protect against actions that could damage the Company's brand and reputation. Management is tasked with the responsibility of proactively building, advancing and protecting the Company's brand, interests and reputation, in a manner that connects with the needs, goals and values of the Company's customers, clients, communities, stockholders and other key stakeholders. Achieving these objectives in a consistent manner across multiple national and international businesses and geographies requires extensive and regular internal and external marketing, brand and reputation management communications. To this end, the Company relies on several hundred team members in its enterprise marketing and corporate communications functions, in partnership with each business line's marketing and communications team members, to be routinely engaged in marketing and brand standards and design, public communications, brand stewardship, social media initiatives, media and investor relations matters. In evaluating the Company's marketing strategies and customer relations policies, the Company's management continuously reviews and refines these strategies and policies to reflect complex, dynamic and industry-specific criteria about which the Company's stockholders, as a group, would not be in a position to make informed judgments. These Company decisions are predicated on its knowledge and understanding of the financial services marketplace and consumer and market research regarding such marketplace, all while keeping apace of technological advances and evolving client and customer needs and preferences. Yet the Proposal seeks to create stockholder oversight of these areas. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because by seeking a report on the Company's reputational credibility, it relates to the Company's marketing and customer relations efforts, which are areas of ordinary business for the Company.

C. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To General Adherence To Ethical Business Practices.

The Proposal's request for a report on the steps taken to "[r]ebuild[] commitment to ethics by staff" as well as "[a] description of whistle blower protection measures" directly implicates the Company's code of ethics. The Staff has long recognized that stockholder proposals relating to the general adherence to codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. As a result, a variety of stockholder proposals submitted to different companies over the years relating to creating, modifying, monitoring and enforcing compliance with a company's code of ethics have been consistently excluded with staff concurrence. For example, in *The Walt Disney Co.* (avail. Dec. 12, 2011), the proposal asked the board to report on board compliance with Disney's Code of Business Conduct and Ethics for directors. In its response concurring with Disney's exclusion of the proposal, the Staff stated, "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under [R]ule 14a-8(i)(7)." Similarly, *Verizon Communications, Inc.* (avail. Jan. 10, 2011) involved a proposal directing the board to form a Corporate Responsibility Committee charged with monitoring the company's commitment to integrity, trustworthiness, and reliability—and the extent to which it lived up to its Code of Business Conduct. The Staff concurred that it would not recommend enforcement action if Verizon omitted the proposal since "[p]roposals that concern general adherence to ethical business practices" are generally excludable. *See also International Business Machines Corp.* (avail. Jan. 7, 2010) (proposal directing officers to restate and enforce certain standards of ethical behavior was excludable because it related to general adherence to ethical business practices); *NYNEX Corp.* (avail. Feb. 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct was excludable because it related to the particular topics to be addressed in the company's code of conduct).

Similar to the requests in the *Disney* and *Verizon* proposals, the Proposal requests that the Company issue a comprehensive report on "steps the bank has taken to address . . . [and] [r]ebuild[] commitment to ethics by staff." The Proposal also requests that the report include "[a] description of whistle blower protection measures." Such an undertaking is at the heart of the Company's ordinary business operations. At the Company, it is a fundamental management function to develop, enhance and assure compliance with the Company's internal ethics policies. To this end, the Company has a Team Member Code of Ethics and Business Conduct (the "Code") that applies to everyone who is employed by the Company. Under the Code, each employee is expected "to adhere to the highest possible standards of ethics and business conduct with customers, team members, vendors, stockholders, other investors, and the communities [the Company] serves and to comply with all applicable laws, rules, and regulations that govern [the Company's] business." Each employee must read and comply with the Code, participate in Code training upon hire, and complete an annual "Code certification" by participating in an online course or, if applicable, using an approved alternative delivery method. Furthermore, the Code states that any employee who "ha[s] concerns about conduct that . . . may violate the Code, laws, rules, or regulations . . . should contact [the Company's ethics hotline]" and that "[n]o retaliation may be taken against a team member for providing information in good faith about possible Code violations [or] violations of laws, rules, or regulations by others." The Code is intended "to promote an atmosphere in which ethical behavior is well recognized as a priority" and to instill public trust in "what people think about [the] [C]ompany." Since the Company's reputation and integrity are considered fundamental to the Company's business operations, a violation of the Code or other policies, laws, and regulations constitutes grounds for corrective action, including termination of employment and possible legal action.[1]

The Company's Ethics Committee, appointed by the Company's CEO, is responsible for setting the ethical standards contained in the Code and for overseeing the interpretation of and compliance with these standards. The Company's Ethics Program Office is responsible for reviewing the Company's ethics practices across business lines to ensure an integrated and consistent approach to compliance. In addition, the Audit and Examination Committee of the Company's Board of Directors must approve any waiver of the Code for the Chief Executive Officer or any other executive officer of the Company, and, if such exception is approved, it "will be promptly disclosed to Company stockholders in accordance with legal and regulatory requirements."[2]

---

[1] *See* the Wells Fargo Team Member Code of Ethics and Business Conduct, *available at* https://www08.wellsfargomedia.com/downloads/pdf/about/team_member_code_of_ethics.pdf.

[2] *See id.* In addition, the Company has as Director Code of Ethics (the "Director Code") that holds its Directors to a similarly high standard of behavior, demanding "fair, honest and trustworthy" conduct "that is in compliance with applicable laws, rules and regulations" and "that will avoid conflicts of interest or the appearance of conflicts of interest." If a director becomes aware of a possible violation of applicable laws, rules or regulations, the Director Code requires that the violation be reported "to the Chair of the Governance and Nominating Committee for investigation and satisfactory resolution of the possible violation." Furthermore, any exception or waiver to the Director Code "can be approved only by the Governance and Nominating Committee of the Board of Directors of [the Company] and, if approved, will be promptly disclosed to Wells Fargo stockholders." *See* the Wells Fargo & Company Director Code of Ethics, *available at* https://www08.wellsfargomedia.com/downloads/pdf/about/director_code_of_ethics.pdf.

Given that the Company's management is already integrally involved in the promulgation, administration, and enforcement of the Code, the Proposal deals with matters relating to the Company's ordinary business operations. As such, consistent with the past determinations by the Staff, the Proposal is excludable under Rule 14a-8(i)(7).

D. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To General Employee Compensation Issues.

The Proposal's request for a report on "[t]he compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward," directly implicates the Company's general employee compensation policies. The Staff routinely concurs in the exclusion of stockholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation issues." Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated: "Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation . . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation . . . [but not proposals that] concern <u>only</u> senior executive and director compensation . . . ."

The Staff has consistently concurred with the exclusion of stockholder proposals that seek to regulate compensation practices with respect to the general workforce because they encroach upon the Company's "ordinary business operations." For example, in *Microsoft Corp.* (avail. Sept. 17, 2013), the Staff concurred with the exclusion of a proposal that requested that the board of directors and/or compensation committee limit the average cap on individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for." The Staff noted that the proposal related to compensation that may be paid to employees generally, and was not limited to compensation that may be paid to senior executive officers and directors, and thus was excludable under Rule 14a-8(i)(7). *See also Deere & Co.* (avail. Oct. 17, 2012) (proposal excluded that requested managing officers and directors repatriate a portion of their compensation into an employee bonus pool); *Wells Fargo & Co.* (avail. Mar. 14, 2011, *recon. denied* Apr. 5, 2011) (proposal excluded that requested that the company's board generate a report on its 100 highest paid employees); *Exxon Mobil Corp. (Morse)* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010) (proposal excluded seeking to limit compensation paid to "[m]anagement"); *Goldman Sachs Group, Inc.* (avail. Mar. 8, 2010) (proposal excluded that requested that the board make changes to the company's compensation plan as applied to named executive officers and the 100 most highly compensated employees); *Comcast Corp.* (avail. Feb. 22, 2010) (proposal excluded seeking to limit compensation paid to "Management"); *Prudential Bancorp, Inc. of* Pennsylvania (avail. Nov. 12, 2009) (proposal excluded that requested that no bonus be awarded to any employee of Prudential Bancorp in any quarter in which Prudential Bancorp loses money); *3M Co.* (avail. Mar. 6, 2008) (proposal excluded regarding variable compensation of the company's "high-level" employees).

Similar to the *Microsoft* proposal, the Proposal requests a report that would address "[t]he compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward." Thus, the Proposal, by its terms, is not limited to "senior executive[s]," but also applies to "responsible staff," which it distinguishes from executives. In addition, the requested discussion of "the process for clawbacks and positive incentives reinforcing responsible behavior going forward" appears to relate to policies and underlying administrative processes for Company employees generally and is not limited to "senior executives."

The management of the Company's employee compensation program, including determinations as to eligibility for participation in salary increases, the amounts and timing associated with any salary increase, and the determination of other incentives or disincentives, is one of the most fundamental tasks reserved to the Company management as part of the Company's ordinary business operations. The Company's Corporate Human Resources Department is directly responsible for the oversight, design, implementation, and administration of the Company's employee benefit programs, including the Company's compensation and recognition plans and programs. In evaluating the Company's compensation policies, the Company's management reviews complex and dynamic criteria about which the Company's stockholders, as a group, would not be in a position to make informed judgments. The Company's decisions are predicated on conducting market analyses and comparisons to establish a level and mix of compensation that is competitive with the Company's peers, effecting meaningful comparisons of the historical, current, and projected costs associated with such compensation programs in every jurisdiction where the Company does business, determining the amount of any increases that can be made from year to year in light of the Company's budget, and apportioning any salary adjustments in accordance with the needs of the business and the individual performance of the Company's employees.

For these reasons, and consistent with Staff precedent, the Company believes that the Proposal can be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) for concerning "general employee compensation issues," an ordinary business matter.

CONCLUSION

Because the Proposal focuses on aspects of the Company's business that are fundamental management responsibilities, we believe the Proposal is excludable under Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations. Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Mary E. Schaffner, Senior Company Counsel and Assistant Secretary of the Company, at (612) 667-2367.

Sincerely,

Elizabeth A. Ising /SMR

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Wells Fargo & Company
Nora M. Nash, Sisters of St. Francis of Philadelphia
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Rev. Seamus P. Finn, OMI, Missionary Oblates of Mary Immaculate
Sr. Mary Bernadette McNulty, CSJ, Sisters of St. Joseph of Orange
Farha-Joyce Haboacha, Libra Fund
Brian Rearey, Marianist Province of the U.S.

101643016.3

EXHIBIT A

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 11, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Wells Fargo for many years. As faith-based investors, we are truly concerned about the financial penalties and settlements that our bank has incurred and the effect that these are having not only on the economic security of clients, consumers and the public but on the reliability and sustainability of Wells Fargo as a sound financial institution. We ask our company to rebuild a sense of credibility and provide new strong, effective checks and balances within the bank.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal, "Report on Business Standards Review." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:

Robert Manuel, CRA
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road $ Aston, PA 19014-1207
610-558-7661 $ Fax: 610-558-5855 $ E-mail: nnash@osfphila.org $ www.osfphila.org

REPORT ON BUSINESS STANDARDS REVIEW
Wells Fargo Proposal 2014

Whereas:

Shareowners of Wells Fargo remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees.

Wells Fargo, one of the largest-US banks was able to settle problematic mortgage claims from the Federal Housing Finance Agency and had numerous discriminatory lending lawsuits and settlements.

Thousands of home-owners especially, low-income minorities have been seriously affected in several cities across the country.

For example:

- According to Bloomsberg Business Week: "Wells Fargo & Co. (WFC:US) was sued by New York State over claims the bank failed to uphold terms of a $25 billion mortgage-servicing settlement aimed at helping distressed homeowners avoid disclosure." http://www.businessweek.com/news/2013-10-01/wells-fargo-said-to-face-lawsuit-over-loan-accord-violation#p2
- On July 30, 2012 the Baltimore Sun reported that " Wells Fargo Bank, the nation's largest mortgage lender, agreed to pay at least $175 million to settle claims that it discriminated against African-American and Hispanic borrowers by steering them into high-cost, subprime mortgage loans." http://articles.baltimoresun.com/2012-07-15/news/bs-ed-wells-fargo-20120715_1_subprime-mortgages-minority-borrowers-mortgage-brokers
- "Wells Fargo has promised $432.5 million in new loans and financial assistance to settle a lawsuit filed by the city of Memphis claiming the bank targeted minorities for predatory lending." http://money.cnn.com/2012/05/30/news/companies/wells-fargo-memphis/
- In Sept. 2013 Wells Fargo & Co. agreed to an $869 million settlement with Freddie Mac over claims on home loans it sold to the government-controlled mortgage finance company. http://www.huffingtonpost.com/2013/10/01/wells-fargo-freddie-mac_n_4021941.html

This is representative of the financial penalties and settlements that our bank has incurred with the attendant exposure to reputational and brand risk, broken trust and abysmal confidence rating with Main Street.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical practices, rebuild credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareholders request that the Board Commission issue a comprehensive report, made available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following, including, the timeline for changes and description of the banks review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 6, 2013

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 19,595 shares of Wells Fargo & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

From: Morgan, Regina [mailto:rmorgan@bostontrust.com]
Sent: Wednesday, November 13, 2013 11:03 AM
To: Augliera, Anthony R
Cc: tsmith@bostontrust.com
Subject: Re: Shareholder Resolution
Importance: High

Good Morning Mr. Augliera,

On behalf of Needmor Fund we are forwarding ownership documentation on the Report and Review Business Standards resolution.

In addition, we are requesting that you replace Needmor's letter with the enclosure due to a typing error.

Please confirm your acceptance of this request and if you require a hard copy for either document.

Please let me know if there are any questions.

Regards,
Regina

Regina R. Morgan
Walden Asset Management / Boston Trust & Investment Management Company
One Beacon Street, 33rd Floor, Boston, Massachusetts 02108
Phone: 617-726-7259 / Fax: 617-227-2690
rmorgan@bostontrust.com / www.waldenassetmgmt.com / www.bostontrust.com

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.

THE NEEDMOR FUND

November 11, 2013

Mr. Anthony R. Augliera
Corporate Secretary
Wells Fargo & Company
MAC #D1053-300
South College Street, 30th floor
Charlotte, NC 28202

Dear Mr. Augliera:

The Needmor Fund holds 1,500 shares of Wells Fargo stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We are concerned about the issue of payday lending and the effect that it is having not only on the economic security of consumers but on the reliability and sustainability of Wells Fargo as a sound financial institution.

Therefore, we are filing the enclosed shareholder proposal as a co-filer with Sisters of Saint Francis as the "primary filer" for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Wells Fargo shares. We have been a shareholder for more than one year holding at least $2,000 worth of Wells Fargo stock and will continue to hold these shares through the next annual meeting. We will be pleased to provide proof of ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor. We hereby deputize Sisters of St. Francis of Philadelphia to withdraw this resolution on our behalf.

Sincerely,

Daniel Stranahan /RRh

Daniel Stranahan
Chair – Finance Committee

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

REPORT ON BUSINESS STANDARDS REVIEW
Wells Fargo Proposal 2014

Whereas:

Shareowners of Wells Fargo remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees.

Wells Fargo, one of the largest-US banks was able to settle problematic mortgage claims from the Federal Housing Finance Agency and had numerous discriminatory lending lawsuits and settlements.

Thousands of home-owners especially, low-income minorities have been seriously affected in several cities across the country.

For example:

- According to Bloomsberg Business Week: "Wells Fargo & Co. (WFC:US) was sued by New York State over claims the bank failed to uphold terms of a $25 billion mortgage-servicing settlement aimed at helping distressed homeowners avoid disclosure." http://www.businessweek.com/news/2013-10-01/wells-fargo-said-to-face-lawsuit-over-loan-accord-violation#p2
- On July 30, 2012 the Baltimore Sun reported that " Wells Fargo Bank, the nation's largest mortgage lender, agreed to pay at least $175 million to settle claims that it discriminated against African-American and Hispanic borrowers by steering them into high-cost, subprime mortgage loans." http://articles.baltimoresun.com/2012-07-15/news/bs-ed-wells-fargo-20120715_1_subprime-mortgages-minority-borrowers-mortgage-brokers
- "Wells Fargo has promised $432.5 million in new loans and financial assistance to settle a lawsuit filed by the city of Memphis claiming the bank targeted minorities for predatory lending." http://money.cnn.com/2012/05/30/news/companies/wells-fargo-memphis/
- In Sept. 2013 Wells Fargo & Co. agreed to an $869 million settlement with Freddie Mac over claims on home loans it sold to the government-controlled mortgage finance company. http://www.huffingtonpost.com/2013/10/01/wells-fargo-freddie-mac_n_4021941.html

This is representative of the financial penalties and settlements that our bank has incurred with the attendant exposure to reputational and brand risk, broken trust and abysmal confidence rating with Main Street.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical practices, rebuild credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareholders request that the Board Commission issue a comprehensive report, made available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following, including, the timeline for changes and description of the banks review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

Northern Trust

November 11, 2013

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **1,500** shares of **Wells Fargo & Company (Cusip #949746101).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Wells Fargo & Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact me directly.

Sincerely,

Maureen Piechaczek

Maureen Piechaczek
Account Administrator

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Anthony R. Augliera, Corporate Secretary, Wells Fargo, Co.

FAX NUMBER: 612-667-6082

RE: Attached letters; resolution

DATE: 11/13/13

SENDER: Mary O'Herron for Rev. Seámus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 4

Please find a new letter and resolution which is different from those sent earlier today. Sorry for the confusion.

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

November 13, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202 Fax: 612-667-6082

Dear Mr. Augliera:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners 24,393 shares of Wells Fargo. Verifications of our ownership of this stock from two DTC participants are enclosed. We plan to hold the shares at least until the annual meeting.

Earlier today, I faxed you another letter and resolution on Direct Deposit Advances in error. *The resolution I wish to co-file, on behalf of the Missionary Oblates of Mary Immaculate, is Report on Business Standards Review*. I apologize for the confusion.

We co-file with the Sisters of St. Francis of Philadelphia for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Also, I authorize the primary filer to withdraw the resolution on our behalf if an agreement is reached. The contact person for this resolution will be Sr. Nora Nash, 610-558-7661 or nnash@osfphila.org. Sr. Nora, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

REPORT ON BUSINESS STANDARDS REVIEW

Wells Fargo Proposal 2014

Whereas:

Shareowners of Wells Fargo remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees.

Wells Fargo, one of the largest-US banks was able to settle problematic mortgage claims from the Federal Housing Finance Agency and had numerous discriminatory lending lawsuits and settlements.

Thousands of home-owners especially, low-income minorities have been seriously affected in several cities across the country.

For example:

- According to Bloomsberg Business Week: "Wells Fargo & Co. (WFC:US) was sued by New York State over claims the bank failed to uphold terms of a $25 billion mortgage-servicing settlement aimed at helping distressed homeowners avoid disclosure." http://www.businessweek.com/news/2013-10-01/wells-fargo-said-to-face-lawsuit-over-loan-accord-violation#p2
- On July 30, 2012 the Baltimore Sun reported that " Wells Fargo Bank, the nation's largest mortgage lender, agreed to pay at least $175 million to settle claims that it discriminated against African-American and Hispanic borrowers by steering them into high-cost, subprime mortgage loans." http://articles.baltimoresun.com/2012-07-15/news/bs-ed-wells-fargo-20120715_1_subprime-mortgages-minority-borrowers-mortgage-brokers
- "Wells Fargo has promised $432.5 million in new loans and financial assistance to settle a lawsuit filed by the city of Memphis claiming the bank targeted minorities for predatory lending." http://money.cnn.com/2012/05/30/news/companies/wells-fargo-memphis/
- In Sept. 2013 Wells Fargo & Co. agreed to an $869 million settlement with Freddie Mac over claims on home loans it sold to the government-controlled mortgage finance company. http://www.huffingtonpost.com/2013/10/01/wells-fargo-freddie-mac_n_4021941.html

This is representative of the financial penalties and settlements that our bank has incurred with the attendant exposure to reputational and brand risk, broken trust and abysmal confidence rating with Main Street.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical practices, rebuild credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareholders request that the Board Commission issue a comprehensive report, made available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following, including, the timeline for changes and description of the banks review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November, 13, 2013

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 17,200 shares of Wells Fargo . and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, DTC number 0990

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Institutional Administrative Services
410-545-2765

STATE STREET.

801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone: (816) 871-4100

www.statestreet.com

November 13, 2013

Rev. Seamus Finn, OMI
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: OIP-ROOSEVELT– Fund BAVI

Dear Rev. Finn:

This is to confirm that as of November 13, the Missionary Oblates of Mary Immaculate in the above referenced account has held 7,193 shares of Wells Fargo & Co for at least one year. These shares are held in the nominee name and in State Street Bank and Trust Company account at the Depository Trust Company (0997).

Security	Shares	Acquisition Date
Wells Fargo & Co	2,580	8/13/09
Wells Fargo & Co	475	9/17/09
Wells Fargo & Co	124	3/10/10
Wells Fargo & Co	200	5/11/10
Wells Fargo & Co	3,814	7/15/10

If you have any questions or need additional information, please call me at (816) 871 9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan Lightfoot
Client Operations Manager
Institutional Investor Services

SISTERS OF ST. JOSEPH OF ORANGE +

November 12, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D 1053-300,
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera,

We, Sisters of St. Joseph of Orange, are co-filing with the Sisters of St. Francis of Philadelphia the shareholder proposal, "Report on Business Standards Review." With the sisters, we also, are "concerned about the financial penalties and settlements that our bank has incurred and the effect that these are having not only on the economic security of clients, consumers and the public but on the reliability and sustainability of Wells Fargo as a sound financial institution." We expect Wells Fargo to rebuild a sense of integrity and reputation making those changes in structure, procedures, and staff to accomplish this.

We submit the resolution for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The contact person for this resolution/proposal will be Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

We enclose a letter from Schwab, our portfolio custodian/record holder as verification that we are beneficial owners of common stock in Wells Fargo. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely yours,

Sr. Mary Bernadette McNulty

Sister Mary Bernadette McNulty, CSJ
General Treasurer
Sisters of St. Joseph of Orange

Enclosures

cc: Sr. Nora Nash
Sr. Marie J. Gaillac
Julie Wokaty, ICCR

480 South Batavia Street, Orange, California 92868-3998
714-633-8121 www.csjorange.org

REPORT ON BUSINESS STANDARDS REVIEW
Wells Fargo Proposal 2014

Whereas:

Shareowners of Wells Fargo remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees.

Wells Fargo, one of the largest-US banks was able to settle problematic mortgage claims from the Federal Housing Finance Agency and had numerous discriminatory lending lawsuits and settlements.

Thousands of home-owners especially, low-income minorities have been seriously affected in several cities across the country.

For example:

- According to Bloomsberg Business Week: "Wells Fargo & Co. (WFC:US) was sued by New York State over claims the bank failed to uphold terms of a $25 billion mortgage-servicing settlement aimed at helping distressed homeowners avoid disclosure." http://www.businessweek.com/news/2013-10-01/wells-fargo-said-to-face-lawsuit-over-loan-accord-violation#p2
- On July 30, 2012 the Baltimore Sun reported that " Wells Fargo Bank, the nation's largest mortgage lender, agreed to pay at least $175 million to settle claims that it discriminated against African-American and Hispanic borrowers by steering them into high-cost, subprime mortgage loans." http://articles.baltimoresun.com/2012-07-15/news/bs-ed-wells-fargo-20120715_1_subprime-mortgages-minority-borrowers-mortgage-brokers
- "Wells Fargo has promised $432.5 million in new loans and financial assistance to settle a lawsuit filed by the city of Memphis claiming the bank targeted minorities for predatory lending." http://money.cnn.com/2012/05/30/news/companies/wells-fargo-memphis/
- In Sept. 2013 Wells Fargo & Co. agreed to an $869 million settlement with Freddie Mac over claims on home loans it sold to the government-controlled mortgage finance company. http://www.huffingtonpost.com/2013/10/01/wells-fargo-freddie-mac_n_4021941.html

This is representative of the financial penalties and settlements that our bank has incurred with the attendant exposure to reputational and brand risk, broken trust and abysmal confidence rating with Main Street.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical practices, rebuild credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareholders request that the Board Commission issue a comprehensive report, made available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following, including, the timeline for changes and description of the banks review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

):Lourdes Siongco

charles SCHWAB

November 13, 2013

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X34782

Lourdes Siongco

*** FISMA & OMB Memorandum M-07-16 ***

Dear Lourdes Siongco,

I am writing in response to your request for information in the charity account noted above.

On the close of November 12, 2013 your account held 85.068 shares of Wells Fargo (WFC) at a price of $42.28 per share for a total value of $3,596.68. The initial buy of WFC in this account is below.

01/21/2011 - Buy - 80 shares WFC - Transaction Amount - $2,588.95

Please note: This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X34782.

Sincerely,

Michael Apolinar

Michael Apolinar
Sr Resolution Specialist
PO Box 52114
Phoenix, AZ 85016-1215

PROOF

©2013 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 11/13

ROCKEFELLER & CO.

10 Rockefeller Plaza, 3rd Floor
New York, NY 10020
P 212 549 5100
www.rockco.com

November 13, 2013

Anthony R. Augliera,
Corporate Secretary
Wells Fargo Company
MAC# 1053-300
301 South College St., 30th Fl.
Charlotte, NC 28202

Dear Mr. Augliera,

Libra Fund, Limited Partnership (the "Fund" or "we") is a socially responsive private investment limited partnership that is the beneficial owner of 45,884 shares of Wells Fargo common stock as of November 13, 2013. We are writing to co-sponsor a proposed resolution for which the Sisters of St. Francis of Philadelphia is the primary sponsor and filer. In brief, the proposal requests the Board of Directors of Wells Fargo issue a report to shareholders (at reasonable cost and omitting confidential and proprietary information) on the steps the company is taking to manage certain business risks.

The attached proposal is submitted for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the Securities Exchange Act of 1934. The Fund has continuously held Wells Fargo shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. It is the Fund's intention to maintain ownership of shares in the Company through the date of the 2014 annual meeting. A representative of the shareholders will attend the annual meeting to move the resolution as required by Securities and Exchange Commission rules. Verification of ownership will be forwarded by the Fund's custodian and DTC participant, State Street Global Advisors.

As noted above, the Sisters of St. Francis of Philadelphia has been designated as the primary filer on this resolution and it may also be filed by others as well. To that end, we are not submitting a separate proposal, but co-sponsoring this resolution. We are pleased to deputize the Sisters of St. Francis of Philadelphia to withdraw the resolution on our behalf if an agreement has been reached.

Please direct any correspondence to the primary filer of this resolution: Nora M. Nash, OSF, Director, Corporate Social Responsibility at nnash@osfphila.org or by phone at 610-558-7661. You may also contact the undersigned Director of Sustainability & Impact Investments, at jhaboucha@rockco.com or by phone at 212-549-5220 if you have questions or comments regarding this letter.

Thank you in advance for your time and attention. We look forward to working with you or members of your team regarding the issues raised in this proposal.

Sincerely,

LIBRA FUND, LIMITED PARTNERSHIP
By: Rockefeller & Co., Inc., General Partner

By: ______________________
Farha-Joyce Haboucha, Authorized Signatory
Managing Director/Director, Sustainability & Impact Investments

Encl.
cc: Nora M. Nash, OSF, Sisters of St. Francis of Philadelphia

REPORT ON BUSINESS STANDARDS REVIEW
Wells Fargo Proposal 2014

Whereas:

Shareowners of Wells Fargo remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees.

Wells Fargo, one of the largest-US banks was able to settle problematic mortgage claims from the Federal Housing Finance Agency and had numerous discriminatory lending lawsuits and settlements.

Thousands of home-owners especially, low-income minorities have been seriously affected in several cities across the country.

For example:

- According to Bloomsberg Business Week: "Wells Fargo & Co. (WFC:US) was sued by New York State over claims the bank failed to uphold terms of a $25 billion mortgage-servicing settlement aimed at helping distressed homeowners avoid disclosure." http://www.businessweek.com/news/2013-10-01/wells-fargo-said-to-face-lawsuit-over-loan-accord-violation#p2
- On July 30, 2012 the Baltimore Sun reported that " Wells Fargo Bank, the nation's largest mortgage lender, agreed to pay at least $175 million to settle claims that it discriminated against African-American and Hispanic borrowers by steering them into high-cost, subprime mortgage loans." http://articles.baltimoresun.com/2012-07-15/news/bs-ed-wells-fargo-20120715_1_subprime-mortgages-minority-borrowers-mortgage-brokers
- "Wells Fargo has promised $432.5 million in new loans and financial assistance to settle a lawsuit filed by the city of Memphis claiming the bank targeted minorities for predatory lending." http://money.cnn.com/2012/05/30/news/companies/wells-fargo-memphis/
- In Sept. 2013 Wells Fargo & Co. agreed to an $869 million settlement with Freddie Mac over claims on home loans it sold to the government-controlled mortgage finance company. http://www.huffingtonpost.com/2013/10/01/wells-fargo-freddie-mac_n_4021941.html

This is representative of the financial penalties and settlements that our bank has incurred with the attendant exposure to reputational and brand risk, broken trust and abysmal confidence rating with Main Street.

One of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical practices, rebuild credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareholders request that the Board Commission issue a comprehensive report, made available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following, including, the timeline for changes and description of the banks review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Company Counsel and Assistant Secretary
612/667-2367
612/667-6082

BY OVERNIGHT DELIVERY

November 27, 2013

Rockefeller & Co.
Libra Fund, Limited Partnership
Farha-Joyce Haboucha
10 Rockefeller Plaza, 3rd Floor
New York, NY 10020

Re: Stockholder Proposal: Report on Business Standards Review
Received: November 13, 2013

Dear Ms. Haboucha:

I am writing on behalf of Wells Fargo & Company (the "Company"), which received on November 13, 2013, your stockholder proposal entitled "Report on Business Standards Review" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Proposal was submitted to the Company on November 13, 2013 (the "Submission Date"). The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the Submission Date. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the Submission Date. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the Submission Date, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically **no later than 14 calendar days from the date you receive this letter**. Please address any response to me at the following address:

Mary E. Schaffner
Senior Company Counsel
& Assistant Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479

Alternatively, you may transmit any response by facsimile to me at 612.667.6082 or by email at mary.e.schaffner@wellsfargo.com.

If you have any questions with respect to the foregoing, please contact me at 612.667.2367. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel
& Assistant Secretary

cc: Nora M. Nash, OSF (nnash@osfphila.org)

Enclosures

STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 01269

November 13, 2013

Anthony R. Augliera
Wells Fargo Company
MAC# D 1053-300
301 South College St., 30th Fl.
Charlotte, NC 28202

Re: Wells Fargo & Co

Dear Mr. Augliera,

State Street Global Services is the custodian for the account Libra Fund as of November 13, 2013, the account of Libra Fund held 45,884 shares of Wells Fargo & Co common stock *** & OMB Memorandum M-07-16 ***

The Fund has continuously owned shares of Wells Fargo & Co common stock totaling at least $2,000 in market value for at least one year prior to and through November 13, 2013.

Sincerely,

Bunthy M Penh
Client Service Officer
State Street Global Services

Fax failed

24E - Scottrade Thursday, 2013-11-14 14:49 3147264626

Date	Time	Type	Job #	Length	Speed	Station Name/Number	Pgs	Status
2013-11-14	14:49	SCAN	01770	0:00	0	6126676082	0	NO ANSWER

The Marianists

FAX

DATE: November 14, 2013

TO: Anthony R. Augliera, Corporate Secretary

FAX: 612.667.6082

FROM: Brian Reavey, Justice, Peace & Integrity of Creation

FAX: [illegible]

PHONE: [illegible]

Message: Resolution Co-filing

Number of pages including cover sheet: 3 (three)

[illegible] . St. Louis, Missouri [illegible] . 314.533.1207 . 314.533.0778 fax

The Marianists

FAX

DATE: November 14, 2013

TO: Anthony R. Augliera, Corporate Secretary

FAX: 612.667.6082

FROM: Brian Reavey, Justice, Peace & Integrity of Creation

FAX: 314-533-0778

PHONE: 314-533-1207

Re/Message: Resolution Co-filing

Number of pages including cover sheet: 3 (three)

4425 West Pine Boulevard . St. Louis, Missouri 63108-2301 . 314.533.1207 . 314.533.0778 fax

Fax failed

24E - Scottrade Thursday, 2013-11-14 14:54 3147264626

Date	Time	Type	Job #	Length	Speed	Station Name/Number	Pgs	Status
2013-11-14	14:53	SCAN	01773	0:00	0	16166676082	0	NO ANSWER

The Marianists

FAX

DATE: November 14, 2013

TO: Anthony R. Augliera, Corporate Secretary

FAX: 612.667.6082

FROM: Brian Reavey, Justice, Peace & Integrity of Creation

FAX: 314-[illegible]-0778

PHONE: 314-[illegible]-1207

Re/Message: Resolution Co-filing

Number of pages including cover sheet: 3 (three)

[illegible] . St. Louis, Missouri 63108-2301 . 314.533.1207 . 314.533.0778 fax

The Marianists
PROVINCE OF THE UNITED STATES

November 14, 2013

Anthony R. Augliera, Corporate Secretary
Wells Fargo Company
MAC# D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Sent by Fax 612-667-6082

Dear Mr. Augliera

I am writing you on behalf of the Marianist Province of the U.S. to co-file the stockholder resolution on a Report on Business Standards Review. In brief, the proposal states: **Resolved:** Shareholders request that the Board Commission issue a comprehensive report, made available to shareholders by October 2014 describing the steps the bank has taken to address or remedy the following, including, the timeline for changes and description of the banks review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of at least $2,000 shares of Wells Fargo stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Nora Nash, OSF of the Sisters of St. Francis of Philadelphia who may be reached at 610-558-7661 or at nnash@osfphila.org. Nora Nash as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Brian F. Reavey

Brian F. Reavey
Assistant for Justice, Peace & Integrity of Creation

Scottrade

MEMBER FINRA/SIPC

112 S Hanley Rd Ste 120
Clayton MO 63105-3419
314-726-2226 • 1-877-624-1900

November 14, 2013

Marianist Province of the United States
4425 W. Pine Blvd.
St. Louis, MO 63108

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is to confirm that the Marianist Province of the United States holds an active account with Scottrade and that they hold in their account here as of this day, November 14, 2013, 87 shares of Wells Fargo (WFC), which they have held since purchase on October 6, 2009..

For additional assistance, please do not hesitate to contact us at 314-726-2226. We appreciate your business with Scottrade.

Sincerely,

Christine Jackson
Investment Consultant